02018831

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VB 3-22-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43725

SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2002 WASH D.C. 354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITY DEALERS GUILD, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 SOUTH BROADWAY
(No. and Street)

TARRYTOWN	NEW YORK	10591
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS S. AMBROSIO — 914-332-0800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name — *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, THOMAS S. AMBROSIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY DEALERS GUILD, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT
Title

John Gangi
Notary Public
County of Westchester
8-27-05 01GA6063076

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder

Security Dealers Guild, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Security Dealers Guild, Inc. (an S Corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly in all material respects the financial position of Security Dealers Guild, Inc. (an S Corporation) as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, N.Y.

February 1, 2002

SECURITY DEALERS GUILD, INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 126,987	
Securities owned, at fair market value (Note 1b)	162,947	
Receivable from clearing agent (Note 2)	2,193	
Accrued interest receivable	3,311	
Security deposits and other	8,233	
TOTAL ASSETS		$ 303,671

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses payable		$ 76,307
Commitments (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, par value $.01; authorized 20,000 shares, issued and outstanding 300 shares	$ 3	
Additional paid-in capital	216,338	
Retained earnings (Note 3)	11,023	
TOTAL STOCKHOLDER'S EQUITY		227,364
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 303,671

See Notes To Financial Statements

SECURITY DEALERS GUILD, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

a. Securities transactions are recorded on a settlement date basis which is generally three business days after trade date. Commission income is generally recognized when received.

b. Securities owned are valued at market value and unrealized gains and losses are included in income currently.

c. Depreciation of equipment and furniture is computed on an accelerated basis using estimated useful lives of five to seven years.

2. FINANCIAL ACCOMMODATIONS - CLEARING AGENT

Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash of $100,000. The Company has complied with this requirement by substituting appropriate collateral for cash as a clearing deposit.

3. RETAINED EARNINGS

Retained earnings are made up as follows:

Balance - January 1, 2001	$ 7,187
Taxable income	127,874
Tax exempt income, net	10,458
Non-deductible expenses	(4,771)
Distributions	(129,725)
Balance - December 31, 2001	$ 11,023

4. INCOME TAX STATUS

The Company, with the consent of its stockholder, has filed an election under Internal Revenue Service and New York State income tax returns as an "S" corporation. In this status, it is not a taxable entity for Federal and New York State purposes. Elements of income and expense will flow through and be taxed to its stockholder.

SECURITY DEALERS GUILD, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

5. COMMITMENTS

The Company leases office space under an agreement extending through January 31, 2002 and providing for a minimum annual rental of approximately $23,000 in 2000 through 2001. In addition, the agreement provides for escalations resulting from possible increases in operating expenses and taxes.

6. NET CAPITAL

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001 the Company's net capital and aggregate indebtedness, as defined, were $205,955 and $76,307 respectively. The net capital ratio was .3705 to 1 or 37.05%. Net capital exceeded requirements by $ 105,955.

7. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the statement of financial condition is available for examination at the Company's principal place of business, 303 South Broadway, Tarrytown, NY 10591 and at the northeast regional office of the Commission located at 233 Broadway, Woolworth Building, New York, NY 10279.